Kunzman & Bollinger, Inc.

ATTORNEYS-AT-LAW

5100 N. BROOKLINE, SUITE 600

OKLAHOMA CITY, OKLAHOMA 73112

Telephone (405) 942-3501

Fax (405) 942-3527

April 24, 2013

ELECTRONIC FILING

Ms. Caroline Kim

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:	MDS Energy Public 2013 Program (the “Program”)
File No 333-181993

Dear Ms. Kim:

This letter is in response to the comments made in Mr. H. Roger Schwall’s letter dated April 19, 2013 regarding the above-referenced application for registration of securities. For your convenience, we first restate the comments in italics and then provide our responses. The responses in this letter are based on representations made by the Program and its Managing General Partner, MDS Energy Development, LLC, to Kunzman & Bollinger, Inc. for the purpose of preparing this letter. Unless otherwise noted, page numbers in our responses are references to the “Marked Copy” of Pre-Effective Amendment No. 3 (the “Amendment”) to the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1

Proposed Activities, page 70

Acquisition of Leases, page 71

1.	In response to prior comment 3 from our letter to you dated February 23, 2013, you refer to the definition of “cost” as set forth in the partnership agreement. Please revise your filing to include this additional information.

The first full paragraph in the “Proposed Activities – Acquisition of Leases” section on page 70 of the prospectus includes a cross-reference to the “Compensation – Lease Costs” section of the prospectus, which begins on page 41 of the Amendment. Additionally, the second full paragraph under “Compensation – Lease Costs” on page 41 of the prospectus sets forth a summary of the definition of “cost” with respect to a lease and includes a cross-reference to the full definition of “Cost” in the partnership agreement. In this regard, the Managing General Partner believes the cross-reference in the “Proposed Activities – Acquisition of Leases” section to the more detailed discussion of lease costs in the “Compensation – Lease Costs” section is appropriate in order to avoid repeating the same information in “Proposed Activities – Acquisition of Leases.”

Kunzman & Bollinger, Inc.

Division of Corporation Finance

April 24, 2013

Financial Statements

MDS Energy Development, LLC and Subsidiaries, page F-10

Note 8 – Supplemental Gas Information (Unaudited), page F-19

2.	Within your table of changes in estimated quantities of reserves, please present the change resulting from revisions of previous estimates separate from the change resulting from the assignment of partnership interests. Please also expand your disclosure to include the underlying reasons for these significant changes in reserve quantities to comply with FASB ASC 932-235-50-5.

In response to this comment, the table of changes in estimated quantities of reserves shows separately the change resulting from the assignment of partnership interest and the revisions of previous estimates. Additionally the underlying reason for the significant changes in reserve quantities to comply with FASB ASC 932-235-50-5 has been disclosed.

Please contact the undersigned or Wallace W. Kunzman, Jr. if you have any questions or comments concerning this response.

Very truly yours,
KUNZMAN & BOLLINGER, INC.
/s/ Gerald A. Bollinger
Gerald A. Bollinger

cc:	Mr. Michael D. Snyder
Mr. Jason C. Knapp